Exhibit 12

TENNESSEE GAS PIPELINE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS, EXCEPT FOR RATIO)

	For The Nine Months Ended September 30,
	2009	2008
Earnings
Pre-tax income	$159	$134
Income from equity investee	(8)	(10)
Pre-tax income before income from equity investee	151	124

Fixed charges	120	104
Distributed income of equity investee	10	13
Allowance for funds used during construction	(2)	(2)
Total earnings available for fixed charges	$279	$239

Fixed charges
Interest and debt expense	$120	$104

Ratio of earnings to fixed charges	2.3	2.3

For purposes of computing these ratios, earnings means pre-tax income before:
- income from equity investee, adjusted to reflect actual distribution from equity investment; and
- fixed charges;
less
- allowance for funds used during construction.

Fixed charges means the sum of the following:
- interest costs, not including interests on tax liabilities which is included in income tax expense on our income statement;
- amortization of debt costs; and
- that portion of rental expense which we believe represents an interest factor, which was not material for the nine months ended September 30, 2009 and 2008.